Santo Pita Corporation
Plaza Tania, Romulo Betancourt No. 289 Local 306
Bella Vista, Santo Domingo, Dominican Republic

December 15, 2010

VIA EDGAR and FEDERAL EXPRESS
Mr. John Reynolds, Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:      Santo Pita Corporation
            Registration Statement on Form S-1
            Filed September 21, 2010
            File No. 333-169503

Dear Mr. Reynolds:

We are in receipt of your comment letter dated October 18, 2010 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company's responses:

General

1. It appears your resale securities are offered on a delayed or continuous basis pursuant to Rule 415. Please revise to check the appropriate box, or advise. In this regard, please revise Item 17 to include only the undertakings that apply to your transaction.

Answer: We have revised to indicate that the resale securities are offered on a delayed or continuous basis pursuant to Rule 415. We have also revised Item 17 to include only the undertaking that apply to our transaction.

2. Please revise in the appropriate places the role of your consultant, Executive Consulting Services. It is unclear what you mean by "administrative and operational matters," as identified on page 41 and in Exhibit 10.1. It appears that a significant part of your planned operations will be conducted or organized by Natasha Lysiak with Executive Consulting Services. However, it is unclear in what capacity she will provide services to Santo Pita, and it is unclear what experience she and Executive Consulting Services has with respect to your planned teeth whitening business.

Answer: We have described in detail the role and duties of Executive Consulting Services.

3. Revise to delete references to statements that you "will" generate revenues in various ways. As a non-exclusive example, we note the statement on page 25 that "[r]evenue will be generated in a number of ways." Similarly, it is unclear on what basis you make statements such as "[o]ur website will help us gain a competitive advantage" on page 27. Please revise accordingly.

Answer: We have deleted the references that we will generate revenues in various ways throughout the registration statement. We have also explained in detail why we believe our website will help us gain a competitive advantage on page 27.

4. Please advise us why you believe your offering is not subject to Rule 419 of the Securities Act. In this regard, we note the lack of details concerning your business plan. We also note that Natasha Lysiak appears to have also consulted for Costa Rica Paradise, Inc., a developmental stage company, under a similar $1,000 a month agreement, and that the registrant subsequently entered into a reverse merger transaction with a private business in an unrelated industry. We may have further comment.

Answer: We are not a "blank check company" as defined under Rule 419 of the Securities Act because of the fact that we have an established and specific business plan under execution, and that we are not targeting at any merger or acquisition with any company or entity in the future. In addition, Costa Rica Paradis, Inc. ("Costa Rica") is not currently related to the Company or Natasha Lysiak of Executive Consulting Services ("ECS"). As explained in the registration statement, ECS consults numerous small corporations on matters relating to registration preparation, bookkeeping matters and EDGAR filing services. Prior to the merger of Costa Rica on May 5, 2010, ECS had already terminated its consulting agreement with Costa Rica and was acting solely as its EDGAR filer. ECS no longer provides any consulting services to Costa Rica as of the date hereof.

Prospectus Summary, page 6

5. Please revise here and throughout to clearly disclose the status of your operations and steps you plan to take toward commercialization. In this regard, it is unclear on what basis you state that your "business is currently being developed." For example:

  It is unclear what actions you have taken when you state that you "have started our sales initiatives" and "started speaking to prospective clients."

  You state that you "retained" a web design firm to "begin development" of your websites. You also refer to a supplier agreement with Beaming White. It is unclear why any such agreements or arrangements are not filed pursuant to Item 601 of Regulation S-K.

  You state on page 40 that you do not intend to hire employees at this time and that your "sole officer and director will handle our administrative duties." It is unclear how you will conduct your teeth whitening, website, marketing, and other operations without employees. In this regard, it is unclear if your consultant will conduct some or all of these duties.

  You refer to yourself as "we," "our," and so forth but it appears that you have one sole member of management and do not intend to hire anyone.

  Apart from the statement on page 22 that your sole officer and director "is herself a university dental student," it is unclear to what extent the individuals who will conduct your operations have any background or expertise in these areas. It is also unclear to what extent you require funding to implement your operating goals, or to what extent you have plans to obtain such funding. Please revise accordingly. We may have further comment.

Answer: Below is our response to each of the comments:

(1) We have revised to disclose the actions we have taken to start our sales initiatives and speak to our prospective clients;

(2) We have disclosed that we have not entered into any agreement with Beaming White yet;

(3) We have deleted the reference that all of our administrative duties will be conducted by our sole officer and director;

(4) We have deleted the reference that we do not intend to hire any employees at this time;

(5) We have disclosed the professional background of our sole officer and director. We have also explained the funding we need to implement our business plan.

Risk Factors, page 8

6. We note that risk factor number six indicates that if you cannot hire individuals with expertise in marketing products via traditional sales channels or the internet, you may have to suspend or cease operations. Please clearly revise the appropriate places in the registration statement, including the summary, business, and plan of operations sections to clarify this risk, how you intend to find such individuals, and how much it will cost to hire such individuals.

Answer: We have revised throughout the registration statement to clarify that we intend to retain a marketing firm to assist us with our operations and the estimated cost for this marketing campaign would be between $5,000 and $10,000.

7. Given your cash position, it appears that you may need to raise additional funds to hire such individuals and implement your business plan. Consider adding a risk factor to discuss your needs for additional capital.

Answer: We have revised our risk factors to include risks in connection with reliance on our sole officer and the consultant we currently have a contract with, Executive Consulting Services, to conduct our planned operations at this time. Additionally, we have referenced our potential need to raise additional capital should we hire employees or more consultants.

8. Please revise risk factor number seven to clarify who has been providing Ms. Ruiz assistance with your financial statements.

Answer: We have revised the risk factor to clarify that Executive Consulting Services, our bookkeeper, has been providing Mr. Ruiz assistance with our financial statements.

Determination of Offering Price, page 13

9. Please revise to clarify the offering price will be fixed until your shares are quoted on the Over the Counter Bulletin Board.

Answer: We have revised to clarify that the offering price will be fixed until our shares are quoted on the Over-the-Counter Bulletin Board.

Description of Business, page 19

10. Consistent with the comment above, regarding your Summary and elsewhere, revise this section to clarify what operating activities you have performed as of today's date and what products you currently offer, if any. You describe some current activities beyond organizing activities on page 19, but do not provide sufficient details.

Answer: We have revised this section to disclose in detail the operating activities we have performed as of today and the services we currently offer.

11. Please revise to clarify what you mean by your "initial order of teeth whitening" on page 19. The website of Beaming White describes several packages for entrepreneurs. It is unclear if your initial order relates to, for example, test supplies.

Answer: We have revised to disclose the items we purchased from Beaming White through our initial order of teeth whitening. Our initial order does not relate to any test supplies.

12. Please clarify whether you have any exclusivity rights to Beaming White products in the Dominican Republic or in other countries where you plan to operate. If not, please revise to clarify potential competition. For example, it appears that other entities, such as dentists, tanning salons or other entrepreneurs would provide competition.

Answer: We have clarified that currently we do not have any exclusivity rights to Beaming White products in the Dominican Republic or any other countries where we plan to operate.

13. With respect to the description of your proposed website business, please revise to clarify how you will obtain the dental information for consumers that will be provided on your web portal. It is unclear whether the information will be created in-house or licensed from a third party vendor.

Answer: We have clarified that the dental information is being developed in-house, readily available on the internet and does not require a license from a third party vendor.

14. Please revise to clarify the intended market for your dental web portal, for example the Dominican Republic or a broader geographic area.

Answer: We have clarified that the intended market for our dental web portal is primarily Spanish-speaking clients.

15. Please revise this section to clarify the approximate timeline for the functionality of your web portal. Also, please clarify the approximate amount of funds expended on your website to date. See Item 101(h)(4) of Regulation S-K.

Answer: We have revised to clarify the approximate timeline for the functionality of our web portal and the approximate amount of funds expended on our website to date.

16. We note much of your planned operations discussion is prospective in nature. Consistent with the comment above regarding your Summary and elsewhere, please substantially revise your business section to clarify what activities you will perform and products you believe you will offer in the next twelve months. To the extent any of your long term business development plans are dependent on proceeds from current or future operations or future funding, please balance your disclosure appropriately to clearly disclose that such activities, products, or operations may not occur or are speculative.

Answer: We have revised to properly disclose the products and services we intent to provide in the next twelve months. We have also appropriately balanced our disclosure to disclose activities, products or operations that may not occur or are speculative.

Description of Property, page 27

17. We note your disclosure on page 37 that your sole officer provides you with office space. Please revise to provide disclosure concerning the nature of this arrangement, including any material terms. If it is an informal arrangement, please disclose whether the owner or leaseholder of your office space may terminate this arrangement at any time.

Answer: We have deleted this statement.

18. We note your phone number appears to be associated with a real estate company in the Dominican Republic. Please revise or advise.

Answer: We have revised to disclose that we are currently renting the office space owned by Boyter Island Properties Inc., a Dominican real estate company, on a month to month contractual basis. A copy of the lease agreement is also filed as Exhibit 10.2 to this registration statement.

Financial Statements

General

19. Please provide a currently dated consent from your independent accountant for amendments over 30 days and note the updating requirements of Article 8-08 of Regulation S-X.

Answer: An updated consent has been provided.

Management Discussion and Analysis, page 39

Plan of Operation, page 39

20. Please substantially revise your plan of operation to provide sufficient details of your business plan. In particular, please clarify what prospective activities listed in your business section will be funded by the amounts listed on pages 39 to 40.

Answer: We have clarified the prospective activities listed in our business section to be funded by the amounts listed on pages 39 to 40.

21. Please clarify what the $5,000 to $10,000 for the "office to be operational" will be spent on, as it is unclear what your administrative costs are.

Answer: We have clarified that the $5,000 to $10,000 will be spent on setting up our office equipments, sales materials, training manuals, office procedures and marketing materials.

22. Please clarify why you believe $7,000 will be sufficient to reimburse employees, consultants or others to create the functionality that you describe for your web portal. It appears that such a web portal would require substantial capital expenditures.

Answer: We have clarified that the $7,000 will be sufficient because our web portal would be developed in India.

Liquidity and Capital Resources, page 41

23. Please revise your Liquidity and Capital Resources discussion to discuss your cash needs for the next 12 months. For example, your consulting fees payable to ECS and your various costs listed in your plan of operations greatly exceeds your cash balance as of your financial statements. Your discussion should also include the amounts needed for administrative purposes. Also, please clearly discuss your needs for additional capital to implement your business plan.

Answer: We have revised to discuss in detail our cash needs for the next 12 months and our needs for additional capital to implement our business plan.

Directors and Executive Officers, page 41

24. Please revise to clarify whether Ms. Ruiz's positions or involvement with ARS Futuro Medical Insurance and Cristal Marketing of Santo Domingo were part time and/or concurrent when she was a dentistry student.

Answer: We have clarified that Ms. Ruiz was working for ARS Futuro Medical Insurance and Cristal Marketing on a part time basis before she went to the dental school at UNPHEC University.

25. Please revise to clarify whether Ms. Ruiz received a degree in dentistry. We note your earlier disclosure on page nine indicates that she is currently a student. Also, please revise to clarify her anticipated graduation date.

Answer: We have revised to disclose that Ms. Ruiz is expected to receive her dentistry degree by the end of the first quarter of 2012.

26. Please revise to clarify the amount of time Ms. Ruiz will devote to Santo Pita, in light of her consulting company and/or schoolwork. We note that on page nine, you indicate operations may cease, as Ms. Ruiz will only devoted time to the company when it is convenient to her. Please revise to clarify what you mean by "convenient to her," including whether operations will only commence seasonally due to her demands at school.

Answer: We have revised to clarify that Ms. Ruiz will devote approximately 15 to 30 hours per week to our operations, and that her contribution to the Company may be interrupted by her outside business activities.

27. Please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Ms. Ruiz should serve as a director for the registrant, as required by Item 401(e) of Regulation S-K.

Answer: We have revised to discuss in detail the specific experience, qualifications, attributes and skills that led to the conclusion that Ms. Ruiz should serve as a director of the Company.

Transactions with Related Persons, Promoters and Certain Control Persons, page 47

28. We note there are two related party transactions disclosed in your financial statement footnotes on page 37. Please revise to provide the disclosure required by Item 404 of Regulation S-K in this section.

Answer: We have revised this section to provide the information required by Item 404 of Regulation S-K.

29. Please provide the disclosure required by Item 404(c) of Regulation S-K. We refer you to Rule 405 for the definition of a promoter.

Answer: We have revised to provide the disclosure required by Item 404(c) of Regulation S-K.

Recent Sales of Unregistered Securities, page 50

30. We note the reference to Regulation D on page 51. Advise us if you relied on Regulation D for issuances. In this regard, we are not able to locate a Form D filed by the company.

Answer: We have revised to clarify that we are not relying on Regulation D for the issuances, instead, we are relying on Regulation S of the Securities Act.

Exhibits

31. Exhibits 3.2 and 3.3 are filed in an improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

Answer: The Exhibits have been re-filed in an appropriate format as per Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

32. We note that the legal opinion refers to the common shares having "an exercise price of $0.0015 per share." Please revise or advise.

Answer: The legal opinion has been revised to state that the common shares having "a fixed price of $0.0015 per share."

The Company acknowledges that:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not forclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in the declaring of the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the company may not assert staff comments and the declartion of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

    Thank you for your time and assistance. Feel free to contact me at our contact information above if you have any questions.

Sincerely,

ROSA HABEILA FELIZ RUIZ
Rosa Habeila Feliz Ruiz, President and CEO